Exhibit 97.1
WAYFAIR INC.
COMPENSATION RECOVERY POLICY
Adopted as of August 9, 2023
Wayfair Inc., a Delaware corporation (the “Company”), has adopted a Compensation Recovery Policy (this “Policy”) as described below. This Policy is effective as of October 2, 2023 (the “Effective Date”).
1. Overview
This Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from current and former Executive Officers of the Company, as well as other Covered Persons (each term as defined below), in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the New York Stock Exchange (the “Exchange”). This Policy applies to all Erroneously Awarded Compensation received by Executive Officers and other Covered Persons on or after the Effective Date.
2. Compensation Recovery Requirement
In the event the Company is required to prepare a Material Financial Restatement (as defined below), the Company shall reasonably promptly recover all Erroneously Awarded Compensation with respect to such Material Financial Restatement, and each Covered Person shall be required to take all actions necessary to enable such recovery.
3. Definitions
a.“Applicable Recovery Period” means with respect to a Material Financial Restatement, the three completed fiscal years immediately preceding the Restatement Date for such Material Financial Restatement and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
b.“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.
c.“Board” means the Board of Directors of the Company.

d.“Committee” means the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.
e.A “Covered Person” means any Executive Officer and any other person designated by the Board or the Committee as being subject to this Policy. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of their current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).
f.“Erroneously Awarded Compensation” means, with respect to a Material Financial Restatement, the amount of any Incentive-Based Compensation received by a Covered Person (whether in cash or shares) during the Applicable Recovery Period based on the erroneous data in the original financial statement(s) that exceeds the amount of Incentive-Based Compensation (whether in cash or shares) that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Restatement, computed without regard to any tax liabilities incurred or paid by such Covered Person. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Restatement, shall be based on the Company’s reasonable estimate of the effect of the Material Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules.
g.An “Executive Officer” means (i) any person who meets the definition of “Executive Officer” as set forth in Section 303A.14 of the Listed Company Manual of the Exchange including, at a minimum, each officer of the Company who is identified as an executive officer for purposes of Regulation S-K Item 401(b) promulgated under the Exchange Act, which is defined as each person who served the Company in any of the following roles: the president, the principal financial officer, the principal accounting officer (or if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy-making functions for the Company, (ii) received Incentive-Based Compensation after beginning service in any such role (regardless of whether such Incentive-Based Compensation was received during or after such person’s service in such role), and (iii) served in such role at any time during the performance period for such Incentive-Based Compensation. Executive officers of parents or subsidiaries of the Company are deemed executive officers of the Company if they perform the policy-making functions described above for the Company.
h.“Financial Reporting Measures” mean (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure),1 (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
i.“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that are granted without regard to the attainment of a Financial Reporting Measure and vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial
1 “Financial Reporting Measures” include, but are not limited to, the following examples of accounting-based measures and measures derived from: (i) revenues; (ii) net income; (iii) operating income; (iv) profitability of one or more reportable segments; (v) financial ratios (e.g., accounts receivable turnover and inventory turnover rates); (vi) net assets or net asset value per share (e.g., for registered investment companies and business development companies that are subject to the rule); (vii) earnings before interest, taxes, depreciation and amortization; (viii) funds from operations and adjusted funds from operations; (ix) liquidity measures (e.g., working capital, operating cash flow); (x) return measures (e.g., return on invested capital, return on assets); (xi) earnings measures (e.g., earnings per share); (xii) sales per square foot or same store sales, where sales is subject to an accounting restatement; (xiii) revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; (xiv) cost per employee, where cost is subject to an accounting restatement; (xv) any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and (xvi) tax basis income.

Reporting Measures.2 For the purposes of this Policy, Incentive-Based Compensation is deemed received, earned or vested in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, not when the actual payment, grant or vesting of the Incentive-Based Compensation award occurs.
j.A “Material Financial Restatement” means an accounting restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
k.“Restatement Date” means, with respect to a Material Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Material Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Financial Restatement.
4. Exception to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, prior to making a determination that it would be impracticable to recover any amount of the Erroneously Awarded Compensation based on the expense of enforcement, the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, documented such reasonable attempts, and provided such documentation to the Exchange; (ii) pursuing such recovery would violate the home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any amount of the Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the
2 “Incentive-Based Compensation” includes, but is not limited to, (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested wholly or in part on satisfying a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

Exchange, that recovery would result in such a violation, and provided such opinion to the Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.
5. Tax Considerations
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.
6. Method of Compensation Recovery
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
i.requiring reimbursement of cash Incentive-Based Compensation previously paid;
ii.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
iii.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
iv.adjusting or withholding from unpaid compensation or other set-off;
v.cancelling or setting-off against planned future grants of equity-based awards; and/or
vi.any other method permitted by applicable law or contract.
In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Covered Person’s obligations to the Company as the Committee deems appropriate.
Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.
7. Policy Interpretation
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law and shall otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Committee. The

Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those described in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules. This Policy shall be deemed to be automatically amended, as of the date the Applicable Rules become effective with respect to the Company, to the extent required for this Policy to comply with the Applicable Rules.
8. Policy Administration
This Policy shall be administered by the Committee. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this Policy shall be final, binding and conclusive on all affected individuals.
9. Notice
Before the Company takes action to seek recovery of compensation pursuant to this Policy against a Covered Person, the Company shall take commercially reasonable steps to provide such individual with advance written notice of such recovery; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any Erroneously Awarded Compensation.
10. No Indemnification
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation recovered under this Policy and, to the extent any such agreement or organizational document purports to provide otherwise, Covered Persons hereby irrevocably agree to forego such indemnification. Further, the Company shall not pay or reimburse any Covered Persons for premiums incurred or paid for any insurance policy to fund such Covered Person’s potential recovery obligations.
11. Amendment
The Committee may amend this Policy from time to time in its discretion, subject to any limitations under the Applicable Rules.

12. No Substitution of Rights; Non-Exhaustive Rights
Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to (a) the Company’s 2023 Incentive Award Plan or any successor plan thereto or any other incentive plan of the Company or any of its subsidiaries, (b) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement, or (c) any other legal remedies available to the Company under applicable law.
In addition to recovery of Incentive-Based Compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with a Material Financial Restatement, including termination of a Covered Person’s employment and initiating legal action against a Covered Person, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.
13. Reporting; Disclosure; Monitoring
The Company shall make all required disclosures and filings with the SEC and the Exchange with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.